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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9


                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                            ------------------------

                        SUNGLASS HUT INTERNATIONAL, INC.
                           (Name of Subject Company)

                        SUNGLASS HUT INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                            ------------------------

                                   86736F106
                     (CUSIP Number of Class of Securities)

                            ------------------------

                               JAMES N. HAUSLEIN
                            CHIEF EXECUTIVE OFFICER
                        SUNGLASS HUT INTERNATIONAL, INC.
                              255 ALHAMBRA CIRCLE
                             CORAL GABLES, FL 33134
                                 (305) 461-6100

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                            ------------------------

                                WITH COPIES TO:
                              BRUCE E. MACDONOUGH
                                BRIAN H. BLANEY
                             GREENBERG TRAURIG, LLP
                      ONE EAST CAMELBACK ROAD, SUITE 1100
                             PHOENIX, ARIZONA 85012
                                 (602) 263-2300

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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
                                  INTRODUCTION


    This Solicitation/Recommendation Statement on Schedule 14D-9 (this
"Schedule 14D-9") relates to an offer by Shade Acquisition Corp., a Florida corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Luxottica Group S.p.A., an Italian corporation ("Luxottica"), to purchase all of the outstanding shares of Common Stock (as defined below) of Sunglass Hut International, Inc., a Florida corporation (the "Company").


ITEM 1.  SUBJECT COMPANY INFORMATION.


    The name of the subject company is Sunglass Hut International, Inc., its principal executive offices are located at 255 Alhambra Circle, Coral Gables, Florida 33134 and its phone number is (305) 461-6100. This Schedule 14D-9 relates to the Company's common stock, par value $0.01 per share (the "Common Stock"). As of February 3, 2001, there were 40,136,132 shares of Common Stock outstanding.


ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

(A)  NAME AND ADDRESS.

    The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

(B)  TENDER OFFER.


    This Schedule 14D-9 relates to the tender offer made by the Purchaser, disclosed in a Tender Offer Statement on Schedule TO dated March 5, 2001 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all the outstanding shares of Common Stock at a price (the "Offer Price") of $11.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2001 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and incorporated herein by reference.



    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 22, 2001, among the Company, Luxottica, and the Purchaser (the "Merger Agreement"), which provides for (i) the making of the Offer by the Purchaser, subject to the conditions set forth in the Offer and to the conditions and upon the terms of the Merger Agreement, and (ii) the subsequent merger of the Purchaser with and into the Company (the "Merger"). In the Merger, each share of Common Stock outstanding at the Effective Time (as defined in the Merger Agreement) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to $11.50 per share (the "Merger Consideration"). The Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto, is summarized in Sections 1 and 11 of the Offer to Purchase and incorporated herein by reference.


    As set forth in the Schedule TO, the principal executive offices of the Purchaser and Luxottica are located at Piazzale Lotto, 2 Milan 20148 Italy.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Except as set forth in the response to this Item 3 or in Annex A attached hereto or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements, or understandings and no actual or potential conflicts of interest between the Company or its affiliates on the one hand and the Purchaser or its affiliates or the Company's executive officers, directors or affiliates on the other hand.

    A summary of the material provisions of the Merger Agreement is included in Sections 1 and 11 of the Offer to Purchase, which is incorporated herein by reference. The summary of the Merger Agreement in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement.



    Certain contracts, arrangements, or understandings between the Company or its affiliates and certain of the Company's directors, executive officers, and affiliates are described in the information statement of the Company attached to this schedule as Annex A (the "Information Statement"). The Information Statement is being furnished to the Company's shareholders pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Purchaser's right (after acquiring a majority of the Common Stock pursuant to the Offer) to designate persons to the Board of Directors of the Company (the "Board") other than at a meeting of the shareholders of the Company. The Information Statement is incorporated herein by reference.



    In connection with the Merger Agreement, James N. Hauslein, the Company's Chairman of the Board and Chief Executive Officer, entered into a Consulting, Nondisclosure and Noncompetition Agreement with Luxottica and the Company. For a description of this and certain other contracts, agreements, arrangements, or understandings and any actual or potential conflicts of interests between the Company or its affiliates and (1) the Company's executive officers, directors, or affiliates, or (2) the Purchaser or its executive officers, directors, or affiliates. See Section 11 of the Offer to Purchase, which is incorporated herein by reference.



    The Merger Agreement also provides that all rights to indemnification existing on February 22, 2001 in favor of directors, officers, employees, or agents of the Company or any of its subsidiaries will survive the Merger and continue in effect in accordance with their terms for a period of not less than six years after the Effective Time. In addition, Luxottica has agreed to provide, or to cause the Company to provide, for a period of not less than six years after the Effective Time, the Company's current directors and officers with an insurance and indemnification policy that provides for coverage for events occurring at or prior to the Effective Time (the "D & O Insurance") that is no less favorable than the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Luxottica and the Company will not be required to pay an annual premium for the D & O Insurance in excess of 300% of the annual premium currently paid by the Company for such insurance, but in such case will purchase as much coverage as possible for such amount.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

(A) SOLICITATION RECOMMENDATION.


    At a meeting held on February 21, 2001, the Board unanimously (i) approved the Merger Agreement, the Offer, and the Merger, (ii) determined that the Offer and the Merger are advisable, fair to, and in the best interests of holders of shares of Common Stock, and (iii) voted to recommend that holders of shares of Common Stock tender their shares of Common Stock pursuant to the Offer. Accordingly, the Board unanimously recommends that the shareholders of the Company tender their shares of Common Stock pursuant to the Offer. Copies of the Company's letter to the shareholders of the Company communicating the Board's recommendation and the Company's press release announcing the Merger Agreement and the transactions contemplated thereby are filed as Exhibits (a)(3) and
(a)(4) hereto, respectively, and are incorporated herein by reference.


(B)(I) BACKGROUND OF THE OFFER.


    The Company's Board of Directors and senior management have from time to time reviewed the Company's strategic position in the specialty retail industry, near and longer term prospects for that industry, the Company's potential position in that industry, and strategic alternatives available to the

Company. In May 2000, the Company engaged Morgan Stanley & Co. Incorporated ("Morgan Stanley") as its exclusive financial advisor for the purpose of evaluating and implementing strategic alternatives to enhance shareholder value. This engagement was later formalized by a letter executed as of May 25, 2000.



    In late April 2000, representatives of Luxottica expressed its interest in pursuing discussions regarding a possible acquisition transaction with the Company. In mid-May 2000, representatives of Luxottica and members of the Company's senior management team met in Milan, Italy to discuss a potential acquisition transaction.



    In mid-May 2000, Luxottica submitted to the Company a written proposal for a stock-for-stock merger pursuant to which the Company's shareholders would receive Luxottica stock based on the companies' respective trading prices, together with certain price protection for the Luxottica stock to be issued in the proposed merger. The Company's management and advisors valued the proposed offer at $8.40 per share of Common Stock and the Company rejected the proposal.



    In early June 2000, Luxottica's financial advisor presented to the Company a revised proposal, pursuant to which each share of Company Common Stock would be converted into $8.50 in cash plus a warrant to purchase 1/10th of a Luxottica share. The Company's Board met on June 7, 2000 and the Company rejected the revised proposal.



    Having failed to reach agreement on the material terms of a possible transaction, the parties' discussions terminated in late June 2000.



    In early January 2001, discussions between the Company and Luxottica were again initiated. On January 18, 2001, Luxottica provided the Company with a proposal letter to acquire all of the Company's outstanding shares for $9.10 per share. On January 19, 2001, the Company's Board met to consider the proposal. The Board determined that the proposed purchase price was inadequate and rejected the proposal.



    In early February 2001, the Company and Luxottica entered into a confidentiality agreement in order to facilitate the provision to Luxottica of additional due diligence information regarding the Company. The Company also requested its financial advisor to analyze and provide the Company's Board with financial information regarding a number of other companies which were viewed as having potential interest in pursuing a possible purchase of or combination with the Company. On February 8, 2001, the Company provided a variety of due diligence information to Luxottica, including information related to the Company's fiscal 2000 operating results, fiscal 2001 budget, profit enhancement opportunities and the Company's combo store and watch specialty store operations. Representatives of the Company and Luxottica subsequently discussed such information.



    On February 16, 2001, representatives of Luxottica and members of the Company's senior management team met to discuss a revised acquisition proposal. At that meeting, Luxottica proposed to acquire all of the Company's outstanding shares for $10.50 per share in cash.



    During the weekend of February 17 and 18, 2001, the Company's directors discussed such revised proposal. Luxottica also indicated a willingness to further increase the offer price if its other proposed terms were agreed to and Mr. Hauslein entered into a non-competition and consulting agreement to be effective upon closing of the transaction. Following discussions among representatives of the Company and Luxottica, on February 19, 2001, Luxottica revised its proposal to $11.25 per share. On February 20, Luxottica provided a draft acquisition agreement to the Company. The parties and their advisors thereafter negotiated the terms of the agreement, and on February 21, Luxottica indicated to the Company that it was prepared to increase its offer to $11.50 per Share if the Company Board would approve the transaction promptly.

    On the evening of February 20, 2001, the Company's Board held a special telephonic meeting to review and discuss with the Company's management and legal and financial advisors the latest terms of the proposed acquisition and applicable agreements. The Company's legal advisor also made a presentation with respect to the fiduciary and other duties of directors in the context of the proposed transaction.



    On the evening of February 21, 2001, the Company's Board held another telephonic meeting to consider the revised Luxottica offer of $11.50. Representatives of the Company's senior management team and legal and financial advisors provided an update with respect to the terms and proposed timing of the transaction. At this meeting, Morgan Stanley reviewed with the Board its financial analyses of the consideration payable in the Offer and the Merger. In addition, Morgan Stanley rendered to the Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated February 22, 2001, the date of the Merger Agreement) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $11.50 per share cash consideration to be received in the Offer and the Merger by holders of Common Stock was fair, from a financial point of view, to such holders. The full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by Morgan Stanley is attached as Annex B hereto and is incorporated herein by reference. The Company urges its shareholders to read Morgan Stanley's opinion carefully and in its entirety. Also at this meeting, the Company's legal advisor gave an update with respect to various legal aspects of the transaction. At the conclusion of this meeting, the Board of Directors unanimously approved the Offer, the Merger, and Merger Agreement, determined that the Offer, the Merger, and the Merger Agreement are advisable, fair to, and in the best interests of the Company's shareholders, and recommended that the shareholders accept the Offer and tender their shares pursuant thereto.



    The Merger Agreement and the non-competition and consulting agreement with Mr. Hauslein were thereafter finalized and executed prior to the opening of trading on February 22, 2001, and a joint press release announcing the proposed Offer and the Merger was issued at approximately 8:45 a.m. New York City time.



    On March 5, 2001, Purchaser commenced the Offer.



    For additional information regarding the background of the Offer, see
Section 10 of the Offer to Purchase which is incorporated herein by reference.


(B)(II) REASONS.

    In making the determinations and recommendations set forth in subparagraph
(a) above, the Board considered a number of factors, including, without limitation, the following:


    - the Board's knowledge of the Company's business, operations, prospects, projected financial performance, and competitive position and current trends in the specialty retail industry;


    - the financial and other terms and conditions of the Offer and the Merger Agreement and the fact that they were the product of arms'-length negotiations among the parties;


    - the fact that the $11.50 per share price to be received by the Company's shareholders in both the Offer and the Merger represents a substantial premium over recent trading prices for the Company's shares, including a premium over the closing market price of $8.31 per share on February 21, 2001, the last full trading day prior to the Board's approval of the Merger Agreement;



    - the fact that the Offer and the Merger provide for a prompt cash tender offer for all outstanding shares of Common Stock to be followed by the Merger for the same consideration, thereby enabling the Company's shareholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Common Stock;



    - the financial analyses and presentation of Morgan Stanley to the Board of Directors at its special meeting in connection with the oral opinion of Morgan Stanley delivered to the Board of Directors on February 21, 2001, which opinion was subsequently confirmed in writing as of February 22, 2001, as to the fairness from a financial point of view of the consideration to be received by the shareholders of the Company pursuant to the Merger Agreement. The full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by Morgan Stanley is attached as Annex B hereto and is incorporated herein by reference. The Company urges its shareholders to read Morgan Stanley's opinion carefully and in its entirety;



    - the fact that no potential acquiror or strategic partner had expressed an interest in engaging in a business combination or other strategic transaction that would likely be on terms as favorable to the Company's shareholders as those in the Offer and Merger;


    - the fact that James N. Hauslein, one of the Company's principal shareholders, indicated that he was prepared to endorse the Merger Agreement and to tender all of his shares in response to the Offer;

    - the fact that the Offer and the Merger were not expressly conditioned on the availability of financing which, combined with the experience, reputation, and financial condition of Luxottica, increased the likelihood that the proposed Offer and Merger would be consummated;


    - the advice of the Company's legal advisor with respect to the terms of the Merger Agreement, the Offer and the Merger;


    - the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations;

    - the fact that, to the extent required by the fiduciary obligations of the Board to the Company's shareholders under Florida law, the Company may terminate the Merger Agreement in order to approve a tender offer or other proposed business combination by a third party on terms more favorable to the Company's shareholders than the Offer and the Merger, upon the payment to Luxottica of a $14 million termination fee plus up to $1 million of Luxottica's expenses; and

    - the effect of the Offer and the Merger on the Company's relationships with its employees and customers.

    The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

(C) INTENT TO TENDER.


    To the Company's knowledge after reasonable inquiry, the Company's executive officers, directors, and affiliates currently intend to tender all Common Stock held of record or beneficially by them pursuant to the Offer or to vote in favor of the Merger. The foregoing does not include Common Stock over which, or with respect to which, any such executive officer, director, or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.


    The Company has retained Morgan Stanley to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Morgan Stanley's engagement, the Company has agreed to pay Morgan Stanley, upon consummation of the Offer and the Merger, an aggregate financial advisory fee equal to a percentage of the total consideration, including liabilities assumed, payable in the Offer and the Merger. The fee payable to Morgan Stanley is currently estimated to be approximately $5.1 million. The Company also has agreed to reimburse Morgan Stanley for reasonable travel and other out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Morgan Stanley and related parties against certain liabilities arising out of Morgan Stanley's engagement. Morgan Stanley has in the past provided services to the Company unrelated to the Offer and the Merger, for which services Morgan Stanley has received customary compensation. In the ordinary course of business, Morgan Stanley and its affiliates may actively trade or hold the securities of the Company and affiliates of Luxottica for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.


    Neither the Company nor any person acting on its behalf has employed, retained, or compensated any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    During the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director, or affiliate of the Company has effected a transaction in shares of Common Stock.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Other than as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to

    - a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company, or any other person;

    - an extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company;

    - a purchase, sale, or transfer of a material amount of assets by the Company or any subsidiary of the Company; or

    - any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company.


    Except as described above or in Item 3 of this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle, or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.


ITEM 8.  ADDITIONAL INFORMATION.

(A) FLORIDA BUSINESS CORPORATION ACT.

    Under the Florida Business Corporation Act (the "FBCA"), if the Purchaser acquires, pursuant to the Offer or otherwise, at least 80% of the outstanding shares of Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's shareholders. However, if the Purchaser does not acquire at least 80% of the outstanding shares of

Common Stock, a vote of the Company's shareholders is required under the FBCA and a longer period of time will be required to effect the Merger.

    No appraisal rights are available in connection with the Offer or the Merger.


    For information regarding the inapplicability to the Offer and the Merger of certain anti-takeover provisions of the FBCA, see Section 16 of the Offer to Purchase which is incorporated herein by reference.


(B) REGULATORY APPROVALS.


    For information regarding governmental and regulatory approvals required in order to consummate the Offer and the Merger, see Section 16 of the Offer to Purchase which is incorporated herein by reference.


(C) INFORMATION PROVIDED PURSUANT TO RULE 14F-1 UNDER THE EXCHANGE ACT.

    The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished to the Company's shareholders in connection with the designation by the Purchaser of persons to the Board other than at a meeting of the Company's shareholders, and such information is incorporated herein by reference.

(D) FORWARD LOOKING STATEMENTS


    This Schedule 14D-9 may contain or incorporate by reference certain "forward-looking statements" which represent the Company's expectations or beliefs, including, but not limited to, statements concerning the Company's operations, economic performance, financial condition, and growth prospects. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control, and actual results may differ materially depending on a variety of important factors, including uncertainties related to changes in general economic conditions and consumer demand, merchandising, concentration of suppliers and the potential impact of changes or consolidation in the sunglass or watch manufacturing industry and any resulting changes in vendors' purchase terms and policies, risks of developing exclusive brand products and market share, risks of new specialty store concepts, distribution channels and international operations, and other factors described in more detail in other Company filings with the SEC.


(E) OTHER MATERIAL INFORMATION.

    The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.  EXHIBITS.


*+    (a)(1)  Offer to Purchase dated March 5, 2001.
*+    (a)(2)  Letter of Transmittal.
*     (a)(3)  Letter to shareholders of the Company dated March 5, 2001.
+(1)  (a)(4)  Joint Press Release issued by the Company and Luxottica on
              February 22, 2001.
+     (a)(5)  Form of Summary Advertisement dated March 5, 2001.
+     (e)(1)  Agreement and Plan of Merger dated as of February 22, 2001.
*(2)  (e)(2)  Opinion of Morgan Stanley & Co. Incorporated dated
              February 22, 2001.
+     (e)(3)  Confidentiality Agreement, dated as of January 31, 2001, by and between Luxottica and the Company.
+     (e)(4)  Consulting, Nondisclosure and Noncompetition Agreement,
              dated as of February 22, 2001, by and among Luxottica, the
              Company, and James N. Hauslein.


------------------------

*   Included in materials delivered to shareholders of the Company.


+ Filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule TO dated March 5, 2001, and incorporated herein by reference.



(1) Filed as an exhibit to the Company's Schedule 14D-9 on February 22, 2001, and incorporated herein by reference.


(2) Included as Annex B to this Schedule 14D-9.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       SUNGLASS HUT INTERNATIONAL, INC.

                                                       By:  /s/ JAMES N. HAUSLEIN
                                                            -----------------------------------------
                                                            Name: James N. Hauslein
                                                            Title:  Chairman of the Board and
                                                                  Chief Executive Officer


March 5, 2001

                                                                         ANNEX A

                        SUNGLASS HUT INTERNATIONAL, INC.
                              255 ALHAMBRA CIRCLE
                          CORAL GABLES, FLORIDA 33134
                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14F-1 THEREUNDER
       NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED
      IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
      SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.


    This Information Statement is being mailed on or about March 5, 2001, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Sunglass Hut International, Inc. (the "Company") to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"). You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned in the Schedule 14D-9.



    The Company, Luxottica Group S.p.A. ("Luxottica"), and Shade Acquisition Corp. (the "Purchaser"), entered into an Agreement and Plan of Merger, dated as of February 22, 2001 (the "Merger Agreement"), in accordance with the terms and subject to the conditions of which the Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on March 30, 2001.


    The Merger Agreement requires the Company to cause the directors designated by the Purchaser to be elected to the Board under the circumstances described therein following consummation of the Offer.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

    The information contained in this Information Statement (including information incorporated by reference) concerning the Purchaser and the Purchaser Designees (as defined herein) has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

    The shares of Common Stock are the only class of voting securities of the Company outstanding. As of February 3, 2001, there were 40,136,132 shares of Common Stock outstanding. The Board currently consists of six members. Each share of Common Stock is entitled to one vote. The officers of the Company serve at the discretion of the Board.

                INFORMATION WITH RESPECT TO PURCHASER DESIGNEES


    Pursuant to the Merger Agreement, promptly upon the acceptance for payment of and payment for any shares of Common Stock by the Purchaser pursuant to and subject to the conditions (including the Minimum Condition (as defined in the Merger Agreement), which condition may not be waived by the Purchaser) of the Offer, the Company shall take all necessary actions to cause such number of such persons, rounded up to the next whole number, designated by the Purchaser and Luxottica to become members of the Board (the "Purchaser Designees") as is equal to the product of (x) the total number of directors on the Board (including the Purchaser Designees appointed pursuant to this sentence) and (y) the percentage that the shares of Common Stock owned by Purchaser or Luxottica (including shares accepted for payment) bears to the number of outstanding shares of Common Stock of the Company, subject to compliance with Section 14(f) of the Exchange Act; provided, however, that prior to the Effective Time the Board shall always have at least two directors (the "Independent Directors") who are neither officers, directors, shareholders, nor designees of Purchaser and the Company shall continue to comply with The Nasdaq Stock Market requirements with respect to independent directors. In the event the number of directors who are not Purchaser Designees shall be reduced below two for any reason, the remaining director who is not a Purchaser Designee shall be entitled to designate a person to fill such vacancy who is not an officer, director, shareholder, or designee of Purchaser or any of its affiliates and who shall be deemed to be an Independent Director for purposes of the Merger Agreement.


    The Purchaser has informed the Company that it will choose the Purchaser Designees from the persons listed below. The Purchaser has informed the Company that each of the Purchaser Designees has consented to act as a director, if so designated. Biographical information concerning each of the Purchaser Designees is presented below.

    The name, age, position with Luxottica or an affiliate, and five year employment history of each of the Purchaser Designees is set forth below (unless otherwise indicated, each occupation set forth for each individual refers to employment with Luxottica). Unless otherwise indicated, the business address of each Purchaser Designee is Piazzale Lotto, 2 Milan 20148 Italy.


NAME                                          AGE            POSITION(S) WITH PURCHASER OR AFFILIATE
----                                        --------   ---------------------------------------------------
Leonardo Del Vecchio......................     65      Chairman of the Board of Directors
Luigi Francavilla.........................     63      Deputy Chairman and Co-Chief Executive Officer
Claudio Del Vecchio.......................     43      Director
Roberto Chemello..........................     46      Co-Chief Executive Officer and Director
Cliff Bartow..............................     48      Chief Operating Officer of LensCrafters
Jack Dennis...............................     55      Chief Financial Officer of LensCrafters



    Messrs. Leonardo Del Vecchio, Luigi Francavilla, and Roberto Chemello are also members of the Executive Committee of Luxottica's Board of Directors.



    LEONARDO DEL VECCHIO founded Luxottica's operations in 1961 and has been Chairman of the Board of Luxottica since its formation. He also serves as Chairman of the Board of several of Luxottica's subsidiaries. In 1986 the President of the Republic of Italy conferred on him the honor of Cavaliere dell'Ordine al "Merito del Lavoro" (Knight of the Order for Labor Merit). In 1994, Mr. Del Vecchio became a member of the Board of Directors of UniCredito Italiano S.p.A. and RAS S.p.A. In May 1995 he received an honorary degree in Business Administration from the Venice Ca' Foscari University. In 1999 he received a Master "honoris causa" in International Business from MIB-Management School in Trieste.



    LUIGI FRANCAVILLA has been Co-Chief Executive Officer of Luxottica since 1981 and a Managing Director of Luxottica S.p.A., Luxottica's principal operating subsidiary, since 1977. He also serves as a Director of several of Luxottica's subsidiaries. From 1972 to 1977, Mr. Francavilla was General Manager of Luxottica S.p.A. and, from 1969 to 1971, he served as Technical General Manager of Luxottica S.p.A. In April 2000, he received an honorary degree in Business Administration from the Constantinian University.



    CLAUDIO DEL VECCHIO has been a Director of Luxottica since 1981. Since 1982, he has been serving as the Executive Vice President of Avant-Garde
Optics, Inc., Luxottica's United States wholesale subsidiary. From 1979 to 1982, he managed Luxottica's Italian and German distribution operations. He also serves as a Director of several of Luxottica's subsidiaries. Claudio Del Vecchio is the son of Leonardo Del Vecchio.



    ROBERTO CHEMELLO has been Luxottica's Co-Chief Executive Officer since 1985 and serves as Chairman or as a Director of several of Luxottica's subsidiaries. Until 1985, he was Chief Financial Officer of Luxottica. Mr. Chemello graduated with a degree in Business Administration and Economics from the Venice Ca' Foscari University.



    CLIFF BARTOW has been Chief Operating Officer of LensCrafters since December 1998 and is responsible for all LensCrafters Sales, Marketing and Operations. Prior to obtaining his current position, he was Executive Vice President of Stores. Mr. Bartow has held various other senior executive roles since joining LensCrafters in 1987. Mr. Bartow has a B.A. in Criminal Law from Indiana University of Pennsylvania.



    JACK DENNIS has been Chief Financial Officer of LensCrafters since 1992 and Chief Administrative Officer since 1999. Prior to 1992, he was Controller of LensCrafters, Vice President of Finance in several divisions of U.S. Shoe, and a Senior Audit Manager with Arthur Andersen & Co. Mr. Dennis graduated with a degree in Accounting from the University of Kentucky.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY


    Biographical information concerning the Company's directors and executive officers as of February 3, 2001, is as follows:



NAME                                          AGE                          POSITION(S)
----                                        --------   ---------------------------------------------------
James N. Hauslein.........................     41      Chairman of the Board and Chief Executive Officer
Greg M. Milne.............................     46      President and Chief Operating Officer
Eric J. Schumann..........................     51      Executive Vice President and General Merchandising
                                                       Manager
Stephen P. Lundeen........................     53      Senior Vice President--Human Resources
Roger L. Kehm.............................     53      Senior Vice President--Real Estate and Construction
Steve L. Pattison.........................     44      Senior Vice President and Chief Financial Officer
Robert J. Anthony.........................     39      Vice President--Electronic Commerce
Thomas J. Carey...........................     43      Vice President--Marketing
Colin A.R. Drummond.......................     51      Vice President--MIS
James P. Gould............................     40      Vice President--International Planning and
                                                       Development
Carol A. Montgomery.......................     46      Vice President--Exclusive Brands
George L. Pita............................     39      Vice President--Finance
Rohit M. Desai............................     62      Director
John H. Duerden...........................     60      Director
Robert C. Grayson.........................     56      Director
Michael McCadden..........................     42      Director
William E. Phillips.......................     71      Director



    JAMES N. HAUSLEIN has served as Chairman of the Board since July 1991 and Chief Executive Officer since January 2001. From July 1991 through
January 1995, from February 1997 through July 1999, and since January 15, 2001, Mr. Hauslein devoted substantially all of his working time to the Company's affairs. From May 1997 to February 1998, Mr. Hauslein served as the Company's acting Chief Executive Officer. Mr. Hauslein has also been engaged in private equity investments through Hauslein & Company, Inc. since 1990. This was his principal occupation prior to 1991, from February 1995 until February 1997, and from July 1999 to January 2001.



    GREG M. MILNE has served as President and Chief Operating Officer since January 2001. From July 2000 to January 2001, Mr. Milne served as the Company's Chief Operating Officer of North America. From 1996 to July 2000, Mr. Milne served as Managing Director of the Company's Australasia division. Prior to 1996, as an employee, and in early 1998, as an advisor, Mr. Milne worked with Brazin Limited, Australia's largest retailer of intimate apparel and recorded music.



    ERIC J. SCHUMANN has served as Executive Vice President and General Merchandising Manager since joining the Company in September 1997. From
December 1994 to December 1996, Mr. Schumann served as Senior Vice President and General Merchandising Manager for Petrie Stores, a specialty retail company.



    STEPHEN P. LUNDEEN has served as Senior Vice President--Human Resources since joining the Company in August 1998. From January 1994 to August 1998, Mr. Lundeen served as Senior Vice President, Human Resources for Eddie Bauer.



    ROGER L. KEHM has served as Senior Vice President--Real Estate and Construction since joining the Company in June 1999. From February 1985 to June 1999, Mr. Kehm served as Executive Vice President for The Athlete's Foot Group, Inc.

    STEVE L. PATTISON has served as Senior Vice President and Chief Financial Officer since joining the Company in October 2000. From 1996 to October 2000, Mr. Pattison served as Vice-President, Corporate Planning, Reporting and Treasury for Burger King Corporation.



    ROBERT J. ANTHONY has served as Vice President--Electronic Commerce since joining the Company in November 1999. From March 1998 to November 1999,
Mr. Anthony served as Vice President, New Venture Development for Electronic Data Systems. From July 1995 to March 1998, Mr. Anthony served as Director, Media and Technology for Electronic Data Systems.



    THOMAS J. CAREY has served as Vice President--Marketing since joining the Company in December 1999. From September 1998 to December 1999, Mr. Carey served as Vice President of Marketing for Bloomingdale's Department Stores. From January 1996 to September 1998, Mr. Carey served as Vice President--Marketing for Builders Square, Inc.



    COLIN A.R. DRUMMOND has served as Vice President--MIS since joining the Company in May 2000. From June 1998 to May 2000, Mr. Drummond served as Chief Information Officer for Sunterra Resorts, a vacation ownership company. From April 1996 to May 1998, Mr. Drummond served as Chief Information Officer for Burnham Corporation, a distribution, transportation, and logistics company. From 1989 to April 1996, Mr. Drummond served as Chief Information Officer for Allied Van Lines.



    JAMES P. GOULD has served as Vice President--International Planning and Development since joining the Company in May 1998. From August 1994 to
May 1998, Mr. Gould served as Group Treasurer for Sola International, Inc., an eyeglass lens manufacturer.



    CAROL A. MONTGOMERY has served as Vice President--Exclusive Brands since joining the Company in October 1998. From October 1996 to October 1998,
Ms. Montgomery was engaged in consulting and advisory work in the eyewear and skin care industry. In that capacity, Ms. Montgomery was a consultant for the Company from June 1998 to October 1998. Ms. Montgomery previously served as Chairman and Chief Executive Officer of Revo Incorporated, a division of Bausch & Lomb.



    GEORGE L. PITA has served as Vice President--Finance since October 1994. He previously served as the Company's Managing Director of Finance and Controller.



    ROHIT M. DESAI has served as a director of the Company from 1987 through 1991 and since 1993. Mr. Desai is the Founder, Chairman and President of Desai Capital Management Incorporated, a specialized equity investment management firm in New York, which manages the assets of various institutional clients.
Mr. Desai serves as a director of The Rouse Company, Finlay Enterprises, Inc., TeleCorp PCS, Inc., SITEL Corporation, and Independence Community BankCorp.



    JOHN H. DUERDEN has served as a director of the Company since 1993.
Mr. Duerden served as Chairman of the Board of Directors, Chief Executive Officer and President of Dictaphone Corporation from August 1995 until the acquisition of Dictaphone by Lernout & Hauspie, a Belgian corporation ("L&H"), in May 2000. Following the acquisition, Mr. Duerden was employed by L&H and became President and Chief Executive Officer of L&H and a member of its Board of Directors in August 2000. He served in such capacities until his departure from L&H in January 2001.



    ROBERT C. GRAYSON has served as a director of the Company since 1993.
Mr. Grayson has served as President of Robert C. Grayson & Associates, a retail consulting group since 1992 and as Vice Chairman of Berglass Grayson, Inc., a management consulting group, since 1994. From June 1994 until April 1996,
Mr. Grayson served as Chairman of the Board of Tommy Hilfiger Retail, Inc., a subsidiary of Tommy Hilfiger Corporation. Since February 1992, Mr. Grayson has been engaged in consulting and private investments as his principal occupation. Mr. Grayson also serves as a director of Ann Taylor, Inc., Kenneth Cole Productions, Inc., and Frisby Technologies, Inc.

    MICHAEL MCCADDEN has served as a director of the Company since August 2000. Mr. McCadden has served as Executive Vice President and Chief Marketing Officer of priceline.com since January 2000. From 1996 to 1999, Mr. McCadden was employed by The Gap, Inc., serving as Vice President-Domestic Marketing in 1996, Executive Vice President-Global Marketing from 1996 to 1998, and Executive Vice President--Gap Inc. Direct in 1999. Prior to his employment at The Gap, Inc., Mr. McCadden was employed by Unilever.



    WILLIAM E. PHILLIPS has served as a director of the Company since 1992. Mr. Phillips has been engaged in consulting, private investments, board work (Lillian Vernon ASE Alliance National--private) and charitable work as his principal occupation since January 1990. From May 1982 until May 1988,
Mr. Phillips served as Chairman of the Board and Chief Executive Officer of Ogilvy & Mather (the Ogilvy Group), an international advertising agency headquartered in New York. Mr. Phillips also served as a director and Chairman of the Executive Committee of the Ogilvy Group from May 1988 through May 1989.


MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

    During the Company's fiscal year ended February 3, 2001, the Company's Board of Directors held five meetings and took certain actions by written consent. During the fiscal year ended February 3, 2001, no director attended fewer than 75% of the aggregate of (i) the number of meetings of the Board of Directors held during the period he served on the Board, and (ii) the number of meetings of committees of the Board of Directors held during the period he served on such committees.


    The only committees of the Board of Directors are the Audit Committee and the Compensation Committee. The Board does not have a nominating or similar committee.



    Messrs. Grayson, Desai, and McCadden are the current members of the Audit Committee, which held four meetings during the 2000 fiscal year. Messrs. Desai and McCadden are independent directors. Although Mr. Grayson is not considered an independent director, it is the Board's opinion that it is in the best interest of the Company for Mr. Grayson to be a member of the Audit Committee. Mr. Grayson's knowledge of the Company's operations, its financial history, and the industries in which it competes enables the Audit Committee to conduct more detailed and in-depth reviews. Mr. Grayson is Vice Chairman and 25% beneficial owner of Berglass Grayson, Inc., which has provided employee and Director search services to the Company. The Company incurred fees of approximately $71,950 to Berglass Grayson, Inc. during fiscal 2000.



    The primary functions of the Audit Committee are to recommend the appointment of the public accountants and review with them their report on the financial reports of the Company; to review the adequacy of the system of internal controls and of compliance with the material policies and laws; and to provide a direct channel to the Board of Directors for the public accountants and internal auditors, and, when needed, finance officers, compliance officers, and the general counsel. The Board of Directors has adopted a written charter which governs the Audit Committee. The charter was set out in the Company's 2000 Proxy Statement.



    Messrs. Duerden and Phillips are the current members of the Compensation Committee, which held one meeting during the 2000 fiscal year and took certain actions by written consent. The Compensation Committee is responsible for setting and administering the annual compensation of the Company's executive officers and administering the Company's incentive compensation program.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


    During the fiscal year ended February 3, 2001, the Company's Compensation Committee consisted of Messrs. Duerden and Phillips. None of these committee members had any contractual or other relationships with the Company during the fiscal year ended February 3, 2001.

DIRECTOR COMPENSATION


    Employee directors receive no additional compensation other than their normal salary for serving on the Board of Directors or its committees. Directors who are not employees of the Company receive an annual retainer of $15,000 payable in quarterly installments. Directors also receive $2,500 for each Board meeting attended and $500 for each committee meeting attended if the committee meeting is not held in conjunction with a Board meeting. Additionally, the Company reimburses all directors for expenses incurred in connection with their activities as directors. These reimbursements totaled $19,210 in fiscal 2000.



    The terms of the 1996 Executive Incentive Compensation Plan (the "1996 Plan") provide that each non-employee director receive, upon his or her initial election to the Board, options to purchase 40,000 shares of Common Stock. In addition, options to purchase 6,000 shares of Common Stock are granted annually under the 1996 Plan to each non-employee director. Non-employee directors are also entitled to receive an annual grant of 1,500 shares of restricted Common Stock under the 1996 Plan.



    All annual awards to non-employee directors under the 1996 Plan are made on the date the Company issues its annual earnings release for the prior fiscal year. The exercise price of the options is the closing sale price on the date of grant, as reported by the Nasdaq National Market. Options to acquire one-third of the Common Stock can be exercised one year after the date of the option grant, two-thirds of the options can be exercised two years after the date of grant, and all options can be exercised three years after the date of grant. On March 23, 2000, each of the non-employee directors received options to purchase 6,000 shares of Common Stock at a per share exercise price of $7.88. In addition, each non-employee director elected to receive, in lieu of the grant of 1,500 shares of restricted Common Stock, an additional grant of options to purchase 3,000 shares of Common Stock. These options were also issued at a per share exercise price of $7.88.



    Non-employee directors may elect to defer cash compensation. Payment is calculated as the original compensation amount adjusted for the appreciation or depreciation of the Company's Common Stock for the period between the date earned and the date paid. Payments can be made in cash or in Common Stock. Two directors elected to defer compensation in fiscal 2000. Total compensation deferred by directors since 1995 is valued at approximately $315,830, as of February 3, 2001.



CONSULTING AGREEMENT



    Prior to being appointed the Company's Chief Executive Officer in January 2001, Mr. Hauslein provided management and consulting services to the Company pursuant to the Company's Consulting and Management Services Agreement with Hauslein & Company, Inc. (the "Consultant"), a corporation owned and controlled by Mr. Hauslein. During fiscal 2000, the Company paid Consultant consulting and management fees of $300,000 and reimbursed expenses in the amount of $46,152. See "Executive Compensation--Summary Compensation Table."

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE


    The following table sets forth, for the fiscal years ended February 3, 2001, January 29, 2000, and January 30, 1999, respectively, the aggregate compensation paid to the Company's Chief Executive Officer and the four other most highly compensated officers of the Company as of February 3, 2001 (the Chief Executive Officer and such other executive officers are sometimes referred to herein as the "Named Officers").



                                                                                            LONG TERM
                                                                                          COMPENSATION
                                                     ANNUAL COMPENSATION                     AWARDS
                                      -------------------------------------------------   -------------
                                                                                           SECURITIES
                                       FISCAL                            OTHER ANNUAL      UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION             YEAR      SALARY     BONUS     COMPENSATION(1)     OPTIONS(2)     COMPENSATION
---------------------------           --------   --------   --------   ----------------   -------------   -------------
James N. Hauslein (3)...............    2000     $ 32,500   $      *       $     --            9,000        $355,942(4)
  Chairman of the Board and
  Chief Executive Officer

Greg M. Milne.......................    2000      243,531          *         20,725(5)       180,000              --
  President and Chief Operating         1999      173,997     67,000             --           20,000              --
  Officer                               1998      111,006     54,843             --           75,000              --

Eric J. Schumann....................    2000      362,692          *          9,182(6)        60,000          10,310(7)
  Executive Vice President              1999      342,308    151,500             --           70,000           4,538
                                        1998      300,000    150,000             --               --              --

Stephen P. Lundeen (8)..............    2000      271,154          *          9,182(6)        33,000           7,284(7)
  Senior Vice President--               1999      250,000     86,500        104,782(9)        30,000           2,644
  Human Resources                       1998      119,231     75,000        203,529(10)      100,000              --

Thomas J. Carey (11)................    2000      275,000          *         93,359(12)           --           4,760(7)
  Vice President--Marketing             1999       21,154         --         21,363(13)       50,000              --
                                        1998           --         --             --               --              --

John X. Watson (14).................    2000      625,383         --          9,000(15)      150,000(16)      10,279(7)
  Former President and Chief
    Executive                           1999      584,615    337,000             --          225,000           3,981
  Officer                               1998      500,000    375,000        307,502(17)      250,000              --


------------------------------


* Bonuses for fiscal year 2000 have not yet been determined for the Company's senior officers.



(1) Unless otherwise noted, the aggregate amount of perquisites and other personal benefits provided to each Named Officer has been omitted because it is less than the lesser of either $50,000 or 10% of the total of annual salary and bonus of such Officer.



(2) The exercise prices of all stock options granted were equal to the fair market value of the Company's Common Stock on the date of grant.



(3) On January 12, 2001, Mr. Hauslein was appointed Chief Executive Officer.



(4) Represents $300,000 in fees paid to Hauslein & Company, Inc. for management and consulting services, $46,152 in reimbursements paid to Hauslein & Company, Inc. in connection with the performance of such services, and $9,790 in reimbursements paid to James N. Hauslein in connection with his service as a director of the Company. See "Directors and Executive Officers of the Company--Consulting Agreement."



(5) Represents reimbursement of relocation expenses.



(6) Represents $9,000 automobile allowance and $182 for reimbursement of medical premiums.



(7) Includes Company contribution to the Sunglass Hut International Savings/Profit Sharing Plan and the Executive Savings Plan to match participant deferrals (included under Salary) to such plans.



(8) Mr. Lundeen joined the Company in August 1998.



(9) Represents $91,023 for reimbursement of relocation expenses, $4,759 for reimbursement of medical premiums, and $9,000 automobile allowance.



(10) Represents $76,514 for hiring bonus, $122,515 for reimbursement of relocation expenses, and $4,500 automobile allowance.

(11) Mr. Carey joined the Company in December 1999.



(12) Represents $9,000 automobile allowance, $182 long term disability premium reimbursements and $84,177 for reimbursement of relocation expenses.



(13) Represents $1,281 automobile allowance, $8,101 for reimbursement of relocation expenses, $9,108 sign-on bonus, and $2,873 in COBRA reimbursements.



(14) On January 12, 2001, Mr. Watson resigned as President, Chief Executive Officer, and as a director of the Company.



(15) Represents automobile allowance.



(16) Options to acquire 50,000 of these shares were cancelled in connection with Mr. Watson's resignation from the Company.



(17) Represents $9,000 automobile allowance and $298,502 for reimbursement of relocation expenses.


         INDIVIDUAL OPTION GRANTS IN FISCAL YEAR ENDED FEBRUARY 3, 2001


    The following table provides information on option grants in fiscal 2000 to each of the Named Officers. Each of the options is a non-qualified stock option granted pursuant to the 1996 Plan, has an exercise price equal to the market price of the Company's Common Stock on the date of grant, and vests in increments of 33 1/3% on each of the first three anniversaries of the date of grant.



                                                                                             POTENTIAL REALIZABLE
                                                                                               VALUE AT ASSUMED
                                                                                                ANNUAL RATES OF
                                   NUMBER OF      % OF TOTAL                                      STOCK PRICE
                                   SECURITIES      OPTIONS                                       APPRECIATION
                                   UNDERLYING     GRANTED TO                                  FOR OPTION TERM(1)
                                    OPTIONS       EMPLOYEES        EXERCISE     EXPIRATION   ---------------------
NAME                               GRANTED(#)   IN FISCAL YEAR   PRICE ($/SH)      DATE         5%          10%
----                               ----------   --------------   ------------   ----------   ---------   ---------
James N. Hauslein................      9,000          0.8%          $7.88         3/23/10    $ 44,573    $112,956
Greg M. Milne....................    100,000          8.4            6.06         1/12/11     381,299     966,286
                                      30,000          2.5            8.25         3/22/10     155,651     394,451
                                      50,000          4.2            8.28         7/10/10     260,394     659,889
Eric J. Schumann.................     60,000          5.0            8.25         3/22/10     311,303     788,903
Stephen P. Lundeen...............     33,000          2.8            8.25         3/22/10     171,217     433,896
Thomas J. Carey..................         --           --              --              --          --          --
John X. Watson...................  150,000(2)        12.6            8.25         7/12/02     126,844     259,875


------------------------------


(1) Potential gains are net of the exercise price, but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future price of the Company's Common Stock. Actual gains, if any, on stock option exercises will depend upon the future market prices of the Company's Common Stock.



(2) Options to acquire 50,000 of these shares were cancelled in connection with Mr. Watson's resignation from the Company. Percent of total options granted and potential realizable value are calculated based on options to acquire 150,000 shares.

       AGGREGATED OPTION EXERCISES IN FISCAL YEAR ENDED FEBRUARY 3, 2001
                       AND FISCAL YEAR-END OPTION VALUES


    The following table provides information on option exercises in fiscal 2000 by each of the Named Officers and the values of each such officer's unexercised options at February 3, 2001. Values are based on $7.81, which was the closing price of our Common Stock as reported by the Nasdaq National Market on February 2, 2001.



                                                                    NUMBER OF               VALUE OF UNEXERCISED
                                                               UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                 SHARES                       AT FISCAL YEAR-END(#)         AT FISCAL YEAR-END($)
                               ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAME                           EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                           -----------   -----------   -----------   -------------   -----------   -------------
James N. Hauslein............         --      $     --       759,356        118,000      $2,939,294      $ 28,125
Greg M. Milne................         --            --        79,166        218,334          19,788       140,575
Eric J. Schumann.............         --            --       188,333        106,667          20,625            --
Stephen P. Lundeen...........         --            --        76,666         86,334              --            --
Thomas J. Carey..............         --            --        16,666         33,334              --            --
John X. Watson...............         --            --       750,000             --         281,250            --


EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL AGREEMENTS


    The Company has no employment agreement with any Named Officer. Each Named Officer is eligible to receive options and other awards under the Company's 1996 Plan. The 1996 Plan provides that all awards will immediately vest upon a "change of control," as that term is defined in the 1996 Plan.



    The Merger Agreement is expected to result in a change in control of the Company. See Section 11 of the Offer to Purchase, which is incorporated herein by reference.



            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION


INTRODUCTION

    Each member of the Compensation Committee is an independent outside director. The Committee seeks to ensure that compensation policy and programs appropriately support the successful execution of Sunglass Hut's business strategy. The Chief Executive Officer ("CEO") and the Company's Human Resources staff, as well as outside consultants, are significant resources available to the Committee in discharging its responsibilities.


    The Compensation Committee approves all compensation policy and programs in addition to all specific compensation actions for the CEO, Executive Vice President, Senior Vice Presidents and Vice Presidents.


PHILOSOPHY

    Sunglass Hut's business strategy is to enhance its position as one of the world's largest specialty retailers of sunglasses and as one of the world's largest retailers of watches by providing consumers a broad selection of brand name products in an easy-to-shop environment that emphasizes customer service and education.

    The Company believes that only through consistent successful execution of this strategy can the long-term value of Sunglass Hut to customers, suppliers, employees, shareholders, and the communities it serves be maximized and that such execution can only be achieved by a motivated group of high-caliber executives attracted and retained through competitive compensation programs.

COMPENSATION PROGRAMS

    To implement its compensation policy, Sunglass Hut has adopted compensation programs consisting of base salary, annual cash bonuses, and annual stock option grants for the CEO, other executive officers, and other management staff. These programs are performance oriented since major portions of total compensation opportunities vary both with overall Company and individual performance.

BASE SALARY

    Salary ranges for each management position have been set to reflect the underlying responsibilities and accountabilities of the position. These salary ranges are reviewed annually and are benchmarked periodically to the salary ranges of similar positions in the retail industry obtained through various sources, including use of an outside compensation consulting firm and comparison to a group of specialty retailers of similar characteristics selected by the Compensation Committee. Salary increases are based on an assessment of each individual's performance against the requirements of the job (merit), and any adjustments necessary to bring high-performing executives to competitive levels (market parity).

ANNUAL CASH BONUSES


    Annual cash bonus awards are based on both Company performance relative to an annual plan prepared at the beginning of each fiscal year and approved by the Board of Directors, reflecting appropriate progress toward the Company's long-term goals, and individual contributions to the achievement of the annual plan. Bonus awards may range from zero to various percentages of base salary. Company performance against the annual plan is assessed with respect to such considerations as sales growth, including comparable store sales growth, new store openings, and the sales performance of new stores against plan; gross profit and margin; store contribution and margin; net income and earnings per share growth; and return on shareholders' equity. The assessment of individual performance reflects such factors as the operating results of one or more business segments for which an individual is accountable; the achievement of specific goals assigned to an individual; the further development of the human resources for which an individual is responsible; and contributions to the overall team effort that are essential to the successful execution of the Company's business strategy. The Compensation Committee has yet to determine fiscal year 2000 bonuses for the Company's senior officers.


STOCK OPTIONS

    The Compensation Committee believes that long-term incentives should constitute a larger portion of incentive compensation potential than annual cash bonuses. The Committee further believes that stock-based incentives are the appropriate long-term incentive because they directly align management interest with shareholders' desire for long-term common stock price appreciation.

    Options granted at the time of employment reflect the responsibilities of the new employee relative to those of other employees and competitive market conditions existing at the time of employment. Annual stock option grants are based on option ranges for each management position approved by the Compensation Committee. Actual option grants depend upon executive level and the Compensation Committee's assessment of Company and individual performance as previously described.

    Options are non-qualified, have a ten-year term and a per share exercise price equal to the fair market value per share on the date of grant, vest equally over three or four years and, as to vested options, are subject to exercise for three months following termination of employment with certain exceptions. The annual cash bonus and stock option programs are benchmarked periodically against the practices of other retail companies through the use of an outside compensation consulting firm. These programs are also benchmarked against the programs of other specialty retail companies of similar size.

CHIEF EXECUTIVE OFFICER COMPENSATION


    The Committee considers the same factors outlined above for other executive officers in evaluating the base salary and other compensation of the Company's CEO. John X. Watson served as the Company's CEO until early January 2001 at an annual base salary of $630,000. In early January 2001, Mr. Watson resigned and James N. Hauslein resumed his former position as CEO. From January 12, 2001 to March 5, 2001, Mr. Hauslein's annualized base salary was also $630,000.


COMPLIANCE WITH INTERNAL REVENUE CODE SECTION 162(M)

    Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to each of any publicly held corporation's chief executive officer and four other most highly compensated executive officers. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. The Company currently intends to structure the performance-based portion of the compensation of its executive officers in a manner that complies with
Section 162(m).

    This report has been furnished by the Compensation Committee of the Company's Board of Directors.


                                          John H. Duerden, Chairman
                                          William E. Phillips

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE



    Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and holders of more than 10% of our Common Stock to file with the Securities and Exchange Commission reports regarding their ownership and changes in ownership of our stock. The Company believes that during fiscal 2000 its officers, directors and 10% shareholders complied with all Section 16(a) filing requirements. In making this statement, the Company has relied upon the written representations of its directors and officers.


       COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


    The following table sets forth information with respect to the beneficial ownership of shares of Common Stock of the Company as of February 3, 2001, by
(i) each of the "Named Officers" (as defined in "Executive Compensation--Summary Compensation Table"), (ii) each other director of the Company, (iii) all directors and Named Officers of the Company as a group, and (iv) each person known by the Company to be a beneficial owner of more than 5% of the Company's Common Stock.



                                                                                      PERCENT OF
                                                         AMOUNT AND NATURE OF         OUTSTANDING
NAME OF BENEFICIAL OWNER (1)                           BENEFICIAL OWNERSHIP (2)       SHARES (3)
----------------------------                           -------------------------   -----------------
DIRECTORS AND NAMED OFFICERS:
James N. Hauslein (4)................................          1,768,311                  4.3%
Rohit M. Desai (5)...................................             68,200                    *
John H. Duerden (6)..................................             68,200                    *
Robert C. Grayson (7)................................            148,200                    *
Michael McCadden.....................................                 --                   --
William E. Phillips (8)..............................             45,700                    *
Greg M. Milne (9)....................................            120,833                    *
Eric J. Schumann (10)................................            233,066                    *
Stephen P. Lundeen (11)..............................            101,166                    *
Thomas J. Carey (12).................................             16,666                    *
John X. Watson (13)..................................            750,000                  1.8
All directors and executive officers as a group (17
  persons)...........................................          3,625,740                  8.5%

5% STOCKHOLDERS:
Capital Research and Management Company (14).........          6,866,500                 16.7%
Greenway Partners, L.P. (15).........................          5,208,600                 12.9%
Reich & Tang Asset Management L.P. (16)..............          3,657,200                  9.1%
Mellon Financial Corporation (17)....................          2,619,506                  6.5%


------------------------

*   Represents less than 1%

(1) Unless otherwise indicated, the address of each of the beneficial owners identified is 255 Alhambra Circle, Coral Gables, Florida 33134.


(2) Includes, when applicable, shares owned of record by such person's minor children and spouse and by other related individuals and entities over whose shares of Common Stock such person has custody, voting control, or power of disposition. Also includes shares of Common Stock that the identified person had the right to acquire within 60 days of February 3, 2001 by the exercise of vested stock options or conversion of convertible notes.



(3) The percentages shown include the shares of Common Stock which the person will have the right to acquire within 60 days of February 3, 2001. In calculating the percentage of ownership, all shares of Common Stock which the identified person will have the right to acquire within 60 days of February 3, 2001 upon the exercise of vested stock options are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by any other person.



(4) Includes 843,356 shares of Common Stock issuable upon the exercise of vested stock options.



(5) Represents 68,200 shares of Common Stock issuable upon the exercise of vested stock options. Mr. Desai disclaims beneficial ownership of 258,000 shares held of record by Equity-Linked Investors II, a limited partnership ("ELI-II"). The general partner of ELI-II is Rohit M. Desai Associates--II (the "General Partner"). Mr. Desai is the managing general partner of the General Partner. Mr. Desai is also the sole shareholder, Chairman of the Board and President of Desai Capital Management Incorporated ("DCMI"), which acts as an investment advisor to ELI-II. Under the investment advisory agreement between DCMI and ELI-II, DCMI has the power to vote and dispose of these securities. Mr. Desai's address is 540 Madison Avenue, 36th Floor, New York, New York 10022.



(6) Represents 68,200 shares of Common Stock issuable upon the exercise of vested stock options.



(7) Includes 28,200 shares of Common Stock issuable upon the exercise of vested stock options.



(8) Includes 28,200 shares of Common Stock issuable upon the exercise of vested stock options.



(9) Represents 120,833 shares of Common Stock issuable upon the exercise of vested stock options.



(10) Includes 231,666 shares of Common Stock issuable upon the exercise of vested stock options.



(11) Includes 97,666 shares of Common Stock issuable upon the exercise of vested stock options.



(12) Represents 16,666 shares of Common Stock issuable upon the exercise of vested stock options.



(13) Represents 750,000 shares of Common Stock issuable upon the exercise of vested stock options.



(14) Based on the Schedule 13G dated December 29, 2000, filed with the SEC by Capital Research and Management Company ("CRMC"), SMALLCAP World Fund, Inc. ("SWF"), and American Variable Insurance Series--Growth Fund ("VIG"). The
    Schedule 13G reports that CRMC is deemed to have sole dispositive power with respect to 6,866,500 shares, including 3,200,000 shares over which SWF has sole voting power, 2,203,000 shares over which VIG has sole voting power, and 640,500 shares issuable upon the conversion of $19,375,000 principal amount of the Company's 5.25% Convertible Subordinated Notes due 2003. The address of CRMC is 333 South Hope Street, Los Angeles, CA 90071.



(15) Based on the Schedule 13D dated September 9, 1999, filed with the SEC by Greenway Partners, L.P. The address of Greenway Partners, L.P. is 277 Park Avenue, 27th Floor, New York, NY, 10017.



(16) Based on the Schedule 13G/A dated February 15, 2001, filed with the SEC by Reich & Tang Asset Management L.P. The address of Reich & Tang Asset Management L.P. is 600 Fifth Avenue,
    New York, NY 10020.



(17) Based on the Schedule 13G dated January 18, 2001, filed with the SEC by Mellon Financial Corporation and the Boston Company, Inc. The address of Mellon Financial Corporation is One Mellon Center, Pittsburgh, PA 15258.

                            STOCK PERFORMANCE GRAPH



    The graph below shows the five-year cumulative total shareholder return assuming the investment of $100 on February 2, 1996 (and the reinvestment of dividends thereafter) in each of Sunglass Hut Common Stock, the S&P Specialty Retail Index, and the S&P 500 Index.



                     COMPARISON OF CUMULATIVE TOTAL RETURN


EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Cumulative Total Return
Feb-96Jan-97Jan-98Jan-99Jan-002-Feb
SUNGLASS HUT INTERNATIONAL, INC.10027.4225.6233.6532.1426.52
S & P 500100126.34160.34212.43234.41232.3
S & P RETAIL (SPECIALTY)100109.65117.06107.0372.882.56


                                                      2/2/96    1/31/97    1/30/98    1/29/99    1/28/00     2/2/01
                                                     --------   --------   --------   --------   --------   --------
Sunglass Hut International, Inc....................      100      27.42      25.62      33.65      32.14      26.52
S & P 500..........................................      100     126.34     160.34     212.43     234.41     232.30
S & P Specialty Retail.............................      100     109.65     117.06     107.03      72.80      82.56

                                                                         ANNEX B

MORGAN STANLEY DEAN WITTER

                                                    1585 BROADWAY
                                                    NEW YORK, NEW YORK 10036
                                                    (212) 761-4000

                                                        February 22, 2001

Board of Directors
Sunglass Hut International, Inc.
255 Alhambra Circle
Coral Gables, FL 33134

Members of the Board:

    We understand that Sunglass Hut International, Inc. (the "Company"), Luxottica Group S.p.A. ("Buyer") and Shade Acquisition Corp., a wholly owned subsidiary of Buyer ("Acquisition Sub") have entered into an Agreement and Plan of Merger, dated February 22, 2001 (the "Merger Agreement") which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company for $11.50 per share net to the seller in cash, and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Buyer and each outstanding share of Common Stock, other than shares held in treasury or held by Buyer or any affiliate of the Company or Buyer, will be converted into the right to receive $11.50 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

    You have asked for our opinion as to whether the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

    For purposes of the opinion set forth herein, we have:

    (i) reviewed certain publicly available financial statements and other information of the Company;

    (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

   (iii) reviewed certain financial projections prepared by the management of the Company;

    (iv) discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

    (v) reviewed the pro forma impact of the Merger on the Buyer's earnings per share and other financial ratios;

    (vi) reviewed the reported prices and trading activity for the Common Stock;

   (vii) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

  (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

    (ix) participated in discussions and negotiations among representatives of the Company and Buyer and their financial and legal advisors;

    (x) reviewed the Merger Agreement and certain related documents; and

    (xi) performed such other analyses and considered such other factors as we have deemed appropriate.

    We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. In addition, we have assumed that the Tender Offer and Merger will be consummated in accordance with the terms set forth in the Merger Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

    In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets.

    We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services. In the ordinary course of its business, Morgan Stanley and its affiliates may from time to time trade in the securities or indebtedness of the Company or Buyer for its own account, the accounts of investment funds and other clients under the management of Morgan Stanley and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or indebtedness.

    It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety, if required, in any filing made by the Company in respect of the transaction with the Securities and Exchange Commission. In addition, Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders' meeting held in connection with the Merger or whether such shareholders should participate in the Tender Offer.

    Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          By: /s/ MARKO C. REMEC
                                            ------------------------------------

                                              Marko C. Remec
                                            Managing Director

                                 EXHIBIT INDEX


*+     (a)(1)  Offer to Purchase dated March 5, 2001.
*+     (a)(2)  Letter of Transmittal.
 *     (a)(3)  Letter to shareholders of the Company dated March 5, 2001.
+(1)   (a)(4)  Joint Press Release issued by the Company and Luxottica on
               February 22, 2001.
 +     (a)(5)  Form of Summary Advertisement dated March 5, 2001.
 +     (e)(1)  Agreement and Plan of Merger dated as of February 22, 2001.
*(2)   (e)(2)  Opinion of Morgan Stanley & Co. Incorporated dated
               February 22, 2001.
 +     (e)(3)  Confidentiality Agreement, dated as of January 31, 2001, by and between Luxottica and the Company.
 +     (e)(4)  Consulting, Nondisclosure and Noncompetition Agreement,
               dated as of February 22, 2001, by and among Luxottica, the
               Company, and James N. Hauslein.


------------------------

*   Included in materials delivered to shareholders of the Company.


+ Filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule TO dated March 5, 2001, and incorporated herein by reference.



(1) Filed as an exhibit to the Company's Schedule 14D-9 on February 22, 2001, and incorporated herein by reference.


(2) Included as Annex B to this Schedule 14D-9.